UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,
132 Menachem Begin Road,
Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”), announced the acquisition of an additional 27% stake in TyrNovo Ltd. (“TyrNovo”), a privately- held developer of novel small molecules in the oncology therapeutic field, from unaffiliated minority shareholders of TyrNovo. As previously announced by the Company on January 13, 2017, the Company had then acquired a majority controlling interest in TyrNovo, now approximately 65% of TyrNovo. Following negotiations with a group of unaffiliated minority shareholders in TyrNovo who collectively hold 4,024 ordinary shares, or approximately 27%, of TyrNovo, the Company has entered into an agreement to acquire their shares (the “Newly Acquired TyrNovo Shares”). In exchange for these Newly Acquired TyrNovo Shares, the Company will issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 American Depositary Shares or ADSs) of the Company, which represent approximately 6% of the Company’s issued and outstanding share capital.

After the closing of this new share exchange transaction, which is pending receipt by the selling TyrNovo shareholders of a tax ruling from the Israeli Tax Authority, Kitov will hold approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares. Approximately 3.9% of TyrNovo’s ordinary shares are owned by Dr. Hadas Reuveni Ph.D., the founder and Chief Technology Officer of TyrNovo. An additional approximately 4.1% of TyrNovo’s ordinary shares are owned by with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder with whom the Company entered into a shareholders’ agreement in February 2017.

As part of the shareholders’ agreement entered into by the Company with Taoz, following the closing of the aforementioned share exchange with the unaffiliated minority shareholders of TyrNovo, Taoz has the right to purchase up to 1,207 of the Newly Acquired TyrNovo Shares. Taoz has the right to make this election within 14 days of notification by the Company of the completion of the transaction for the purchase of the Newly Acquired TyrNovo Shares, and if it does so elect, Taoz shall be obligated to complete the purchase from the Company of such number of Newly Acquired TyrNovo Shares it so elected to purchase, within a period of 12 months of delivery to the Company of the notice of such election, at the New Shares PPS (as defined below) for each share; and, in the event Taoz fails to purchase such shares it so elected to acquire from the Company, Taoz shall immediately transfer to  the Company, as liquidated damages, for no consideration to be paid by the Company, such number of shares of TyrNovo equal to 20% of the amount of the New Acquired TyrNovo Shares it so elected to acquire from the Company and which Taoz has failed to purchase, out of the shares in TyrNovo then held by Taoz. The "New Shares PPS" means, during the first six months of the aforesaid 12-month period, an amount, in cash, equal to US$350 per TyrNovo share, and during a period commencing as of the lapse of such six months and until the lapse of the aforesaid 12-month period, an amount, in cash, equal to US$403 per TyrNovo share.

The ordinary shares of the Company will be issued to the selling unaffiliated minority shareholders in TyrNovo on a private placement basis pursuant to applicable exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state or Israeli securities laws, and may not be offered or sold in the United States or in Israel, or to, or for the account or benefit of, United States persons or persons in Israel absent registration or any applicable exemption from the registration and/or prospectus requirements of the U.S. Securities Act and applicable U.S. state and/or Israeli securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in the State of Israel, nor in any other jurisdiction.

On October 6, 2017, the Company issued a press release in connection with the transaction for the Newly Acquired TyrNovo Shares, “Kitov Boosts Ownership in TyrNovo and Oncology Platform Through Exchange of Shares for Stock”, which is attached hereto as Exhibit 99.1

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: October 6, 2017	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer

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